Exhibit 99.7

November 12, 2020

Mr. Eric Marsh

Chief Executive Officer

Harvest Royalties Holdings LP

5800 Granite Parkway, Suite 550

Plano, Texas 75024

Re: Harvest Royalties Holdings LP
Haynesville and Mid-Bossier Shale Properties
Estimate of Reserves and Revenues
SEC Pricing
“As of” January 1, 2020

Dear Mr. Marsh:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain royalty interests owned by Harvest Royalties Holdings LP (“Harvest”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Harvest. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River and DeSoto Parishes, Louisiana. Our third party evaluation was completed on November 12, 2020. Our conclusions, as of January 1, 2020, are as follows:

SEC Price Case	Net to Harvest Royalties Holdings LP
	Proved		Total	Probable	Possible
	Producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	193.3	1,656.9	1,850.2	3,073.4	358.0

Revenues
Gas, $ (100) %	447,208	3,834,244	4,281,452	7,112,042	828,488

Total, $	447,208	3,834,244	4,281,452	7,112,042	828,488
Expenditures
Ad Valorem Taxes, $	—	—	—	—	—
Severance Taxes, $	17,738	86,615	104,353	153,344	17,513
Fixed Operating Expense, $	—	—	—	—	—
Variable Operating Expense, $	—	—	—	—	—
Marketing and Fuel, $	—	—	—	—	—

Total, $	17,738	86,615	104,353	153,344	17,513
Investments, $	—	—	—	—	—
Plugging & Abandonment, $	—	—	—	—	—

Total, $	0	0	0	0	0
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	429,471	3,747,628	4,177,099	6,958,698	810,975
FNR Disc. @ 10.0%, $	296,556	2,712,519	3,009,075	2,093,585	291,910

Allocation Percentage by Classification
FNR Disc. @ 10.0%	9.9%	90.1%	100.0%	100.0%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report – The purpose of this report is to provide Harvest with an estimate of future reserves and net revenues attributable to royalty interests owned by Harvest in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2020 in accordance with the SEC guidelines.

Scope of Work – W.D. Von Gonten & Co. was engaged by Harvest to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Harvest as of January 1, 2020. All of Harvest’s probable and possible reserves are undeveloped. Once reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2020.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.

Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.

Projections – The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2020 through December 31, 2020.

Property Discussion

Harvest currently owns an approximate 1.0% royalty interest in 7 Proved Developed Producing (“PDP”) wells and 9 Proved Undeveloped (“PUD”) wells that Vine Oil & Gas LP. operates. Harvest also owns an approximate 1.7% royalty interest in 1 PUD well operated by GeoSouthern and an approximate 0.3% royalty interest in 4 PUD wells operated by Brix Oil & Gas LP. All wells are located in Red River and De Soto Parishes, Louisiana. All existing PDP production and future developmental drilling will originate from the Haynesville and Mid-Bossier shale formations.

Reserve Estimates

Proved Producing Reserves – Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.

Proved Undeveloped Reserves – The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.

Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 1,656,927 MMcf of natural gas.

Harvest Royalties Holdings LP – 01.01.20 3P Reserves Report, SEC Pricing, November 12, 2020 – Page 2

Probable and Possible Reserves – Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2020. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $2.578/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Harvest provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $2.314/Mcf.

Other Considerations

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.

Data Sources – Data furnished by Harvest included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Harvest. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

Harvest Royalties Holdings LP – 01.01.20 3P Reserves Report, SEC Pricing, November 12, 2020 – Page 3

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2020 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.

Thank you for the opportunity to assist Harvest with this report.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244

John M. Parker

Harvest Royalties Holdings LP – 01.01.20 3P Reserves Report, SEC Pricing, November 12, 2020 – Page 4